EXHIBIT 99.1

BEZEQ GROUP REPORTS
THIRD QUARTER 2011 FINANCIAL RESULTS

Bezeq Group 3Q 2011 Revenue Totals NIS 2.92 Billion

Net Profit Attributable to Shareholders for 3Q 2011 Totals NIS 550 Million

EBITDA for 3Q 2011 Totals NIS 1.30 Billion for a 44.6% EBITDA Margin

Bezeq Group Continues Investment in Infrastructure and Customer Focused Technologies

Tel Aviv, Israel – November 9, 2011 –Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, announced today its financial results for the third quarter of 2011, ended September 30, 2011. Details regarding the investor conference call and webcast to be held tomorrow, November 10, 2011, are included later in this press release.

Bezeq Group’s third quarter 2011 financial highlights (compared to third quarter 2010):

▪	Revenues: NIS 2.92 billion, a decrease of 3.8%.

▪	Operating profit: NIS 944 million, a decrease of 3.6%.

▪	Net profit attributable to shareholders: NIS 550 million, a decrease of 6.5%.

▪	Earnings per diluted share: NIS 0.20, a decrease of 9.1%.

▪	EBITDA: NIS 1.30 billion, a decrease of 2.1%.

▪	EBITDA margin: 44.6% of revenues, as compared to 43.8%.

▪	Free cash flow*: NIS 508 million, a decrease of 39.4%.

▪	Net debt-to-EBITDA: 1.24, as compared to 0.91.

▪	Capex to sales: 15.0%, as compared to 12.6%.

* Free cash flow is defined as cash flows from operating activities less net capex payments.

Management Review

Shaul Elovitch, Bezeq Chairman, stated, "During the third quarter of 2011, we continued to invest extensively in infrastructure and innovative technologies throughout our business. As consumer and business customer needs continue to grow and evolve in the communications market, we are investing in all areas of operations including: our fixed-line segment which is focusing on deployment of our Next Generation Network (NGN), delivering the fastest Internet surfing speeds in Israel as well as new advanced services; Pelephone which is focusing on its HSPA network – the most advanced in Israel, and Bezeq International which is in the final stages of laying a submarine cable that will improve the Internet infrastructure in Israel and help eliminate the bottleneck in connections abroad."

Alan Gelman, Chief Financial Officer and Deputy CEO of Bezeq, commented, "Our results for the current quarter were influenced by challenges associated with navigating a competitive market environment as well as a dynamic regulatory landscape. Revenues from our fixed-line operations and cellular services were adversely affected by the regulatory reduction of mobile termination rates to the cellular networks which commenced January 1 of this year. Significant growth in revenues from the sale of cellular terminal equipment at Pelephone, along with continued growth in revenues from Internet and data services at Bezeq Fixed-line and Bezeq International, helped mitigate those trends. Our operating profit and EBITDA showed moderate declines that stem mainly from the effects of more intense competition in the cellular market. Cash flow from operating activities was adversely affected by increased sales of cellular terminal equipment, for which Pelephone is typically paid by the customer over 36 monthly installments.

“Looking forward, our presence in providing the full range of communications services, close control of expenses, steady investment in development of infrastructure, and high cash balances, position the Bezeq Group with the tools we need to help address any competitive or economic challenges that arise, concluded Mr. Gelman.

Bezeq Group Results (Consolidated)

Revenues of the Bezeq Group in the third quarter of 2011 amounted to NIS 2.92 billion, a decrease of 3.8% compared with the third quarter of 2010. Revenues from Bezeq Fixed-line operations and from Pelephone were adversely affected by the regulatory reduction of mobile termination rates to the cellular networks commencing January 1, 2011. The decrease in revenues was moderated mainly by growth in Pelephone's revenues from equipment sales.

Operating profit of the Bezeq Group amounted to NIS 944 million in the third quarter of 2011, a decrease of 3.6% compared with the third quarter of 2010. EBITDA for the third quarter was NIS 1.30 billion (EBITDA margin of 44.6%), a decrease of 2.1% compared with the third quarter of 2010 (EBITDA margin of 43.8%). The decrease in these profitability indices was primarily due to the intensifying competition in the cellular market.

Net profit attributed to the shareholders of Bezeq in the third quarter of 2011 amounted to NIS 550 million, a decrease of 6.5% compared with the third quarter of 2010. The decrease stems mainly from higher finance expenses due to, inter alia, increased debt.

Since the beginning of 2011, cash flows from operating activities decreased by 21.1% compared with the corresponding period last year and amounted to NIS 2.33 billion, mainly due to the sharp rise in sales of smartphones resulting in a significant increase in payment to suppliers since customer payment in respect of these phones is typically made over the course of 36 monthly installments.

Gross investments (CAPEX) in the third quarter of 2011 amounted to NIS 437 million, an increase on 14.7% compared with the third quarter of 2010. The increase stemmed from the investment by Bezeq International in a submarine cable among other items. The CAPEX to sales ratio was 15.0% in the third quarter of 2011, compared with 12.6% in the corresponding quarter of 2010.

The decrease in cash flows from operating activities and the rise in CAPEX payments since the beginning of the year, resulted in a decrease of 34.9% in free cash flow, which amounted to NIS 1.23 billion compared with NIS 1.90 billion in the corresponding period.

At September 30, 2011, the gross financial debt of the Bezeq Group was NIS 9.61 billion, compared with NIS 5.73 billion on September 30, 2010. The increase compared with the prior year stems from raising NIS 4.7 billion, of which NIS 2.7 billion was recorded in the third quarter of 2011. Conversely, NIS 0.8 billion of debt was repaid.

At September 30, 2011, the net financial debt of the Bezeq Group was NIS 5.99 billion, compared with NIS 4.32 billion on September 30, 2010. At the end of September 2011, the ratio of net debt to EBITDA of the Group was 1.24, compared with 0.91 at the end of September 2010.

Bezeq Group (consolidated)	Q3 2011	Q3 2010	Change
	(NIS millions)
Revenues	2,917	3,033	(3.8)%
Operating profit	944	979	(3.6)%
EBITDA	1,301	1,329	(2.1)%
EBITDA margin	44.6%	43.8%
Net profit attributable to Company shareholders	550	588	(6.5)%
Diluted EPS (NIS)	0.20	0.22	(9.1)%
Cash flow from operating activities	882	1,166	(24.4)%
Capex payments, net 1	374	328	14.0%
Free cash flow 2	508	838	(39.4)%
Net debt/EBITDA (end of period) 3	1.24	0.91
Net debt/shareholders’ equity (end of period)	2.93	0.92

  1 Capex data reflects payments related to capex and are based on the cash flow statements.

  2 Free cash flow is defined as cash flows from operating activities less net capex payments.

  3 EBITDA in this calculation refers to the trailing twelve months.

Bezeq Fixed-Line Results

•	Investments (CAPEX) increased by 18.6% since the beginning of the year, and amounted to NIS 886 million, mainly as a result of continued investment in deployment of the NGN.

•	The average broadband speed of Internet customers increased by 58% compared with the corresponding quarter a year ago, and reached 6.0 Mbps.

Avi Gabbay, CEO of Bezeq: "The results of Bezeq's fixed-line operations in the third quarter of 2011 point to a trend of rapid growth in the average bandwidth of our customers, based on our Next Generation Network. We are seeing a clear trend of increasing use of rich and complex multimedia content across our network, such as video content. Bezeq is ready for this change, and continues to provide increasing bandwidth speeds to our customers."

Bezeq's fixed-line operations have strengthened its status as the leader in Internet services in Israel. The number of broadband subscribers increased by 4.2% compared with the corresponding quarter last year, reaching 1.1 million at the end of the third quarter, of which 12,000 new Internet subscribers were recruited in the current quarter. Average ARPU from broadband subscribers in the third quarter was NIS 81 per month, and was influenced mainly by bandwidth upgrades.

Revenues in the third quarter of 2011 amounted to NIS 1.19 billion, a decrease of 10.4% compared with the corresponding quarter in 2010. Excluding the impact of interconnect fees from both periods, revenues in the third quarter of 2011 were similar to the third quarter of 2010, with higher revenues from Internet, data communications and transmission services offsetting the decrease in telephony service revenues.

Operating profit in the third quarter of 2011 reached NIS 546 million, a decrease of 1.8% compared with the corresponding quarter in 2010. EBITDA was NIS 726 million similar to the corresponding quarter in 2010. Net profit was NIS 311 million, a decrease of 17.5% compared with the corresponding quarter in 2010, mainly due to an increase in financial debt and a rise in the company's finance expenses.

Since the beginning of the year, CAPEX totaled NIS 886 million, an increase of 18.6% compared with the corresponding period in 2010. The increase stems mainly from ongoing investment in deployment of the company's NGN infrastructure.

Cumulative free cash flow year-to-date was NIS 953 million and stable compared with the corresponding period a year ago, despite the significant rise in the amount of the company's infrastructure investments.

Bezeq Fixed-Line	Q3 2011	Q3 2010	Change
	(NIS millions)
Revenues	1,186	1,323	(10.4)%
Operating profit	546	556	(1.8)%
EBITDA	726	727	(0.1)%
EBITDA margin	61.2%	55.0%
Net profit 1	311	377	(17.5)%
Cash flows from operating activities	641	684	(6.3)%
Capex payments, net 2	200	197	1.5%
Free cash flow 3	441	487	(9.4)%
Number of active subscriber lines (end of period, in thousands) 4,7	2,341	2,382	(1.7)%
Average monthly revenue per line (NIS) 5,7	78	83	(6.0)%
Number of outgoing usage minutes (millions) 7	2,481	2,629	(5.6)%
Number of incoming usage minutes (millions)	1,607	1,646	(2.4)%
Number of broadband internet subscribers (end of period, in thousands)	1,100	1,056	4.2%
Average monthly revenue per broadband internet subscriber (NIS) 6	81	76	6.6%
Average broadband speed per subscriber (end of period, Mbps)	6.0	3.8	57.9%

1 Excluding share in profits/losses of equity-accounted investees.

2 Capex data reflects payments related to capex and are based on the cash flow statements.

3 Free cash flow is defined as cash flows from operating activities less net capex payments.

4 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).

5 Not including revenues from data communications and transmissions services, internet services, services to communications providers, and contract and other services. Based on average subscribers for the period.

6 Total revenues from Internet services excluding revenues from business directory services, divided by average internet subscribers. Until September 30, 2010, ARPU included revenues from business directory services. In view of the change in the definition of Internet services for calculating ARPU, the data in respect of Q3 2010 was recalculated and is shown in the table according to the new definition.

7 Retroactively adjusted to exclude public coin operated payphones.

Pelephone Results

•	Net profit in the third quarter of 2011 amounted to NIS 263 million, an increase of 10% compared with the corresponding quarter a year ago.

•	Revenues in the third quarter amounted to NIS 1.42 billion, a decrease of 1.5% compared with the corresponding quarter a year ago.

•	EBITDA amounted to NIS 481 million, a decrease of 4.8% compared with the corresponding quarter a year ago.

•	The number of active subscribers at the end of the period was 2.93 million, a net addition of 43,000 subscribers in the quarter.

Gil Sharon, CEO of Pelephone: "In a world of ever-increasing use of smartphones, Pelephone's higher speed network gives it an edge over its competitors, which is reflected in our growth in the data usage among customers and accordingly in revenues. The trend of declining ARPU continued this quarter as a result of intensifying competition among Israel’s cellular companies, with the cancellation of the contract exit penalties and increased multi-minute and SMS packages. Pelephone has succeeded in moderating this trend with its continued growth from data and content services.”

Revenues in the third quarter of 2011 amounted to NIS 1.42 billion compared with NIS 1.44 billion in the corresponding quarter, a decrease of 1.5%.

Revenues from services decreased by 21.1% to NIS 914 million, compared with NIS 1.16 billion in the corresponding quarter a year ago. After adjustment of revenues from services for the reduction in mobile termination rate fees, Pelephone's revenues from services decreased by 4.3% compared with the corresponding quarter in 2010. The decrease stemmed mainly from tariff declines as a result of intensifying competition in the market, and from the transition to multi-minute and SMS packages.

Equipment revenues increased by 79.2% year-over-year and amounted to NIS 507 million, compared with NIS 283 million in the corresponding quarter last year. The increase stems from continued increased sales of terminal equipment overall and of smartphones in particular.

Revenues from content services and VAS increased by 16.5% to NIS 310 million, and accounted for 36.3% of Pelephone's revenues from cellular services. The increase in revenues from value added services stems from accelerated growth in smartphone sales, which led to growth in sales of data packages.

Operating profit in the third quarter of 2011 amounted to NIS 342 million, a decrease of 3.9% compared with the corresponding quarter a year ago. EBITDA was NIS 481 million (33.8% EBITDA margin).

Net profit increased 10% compared with the corresponding quarter a year ago, and reached NIS 263 million. Finance expenses decreased NIS 41 million in the quarter due to NIS 49 million of finance expenses related to royalty claims recorded in the corresponding quarter a year ago.

Since the beginning of the year, cash flow from operating activities amounted to NIS 577 million, a decrease of 48.8% compared with the corresponding period last year. The decrease stems mainly from the effects of increased sales of terminal equipment.

As a result of the increase in sales of terminal equipment, payments to suppliers increased significantly, while the terminal equipment sold is in most cases paid for by the customer over the course of 36 monthly installments.

The number of active Pelephone subscribers at September 30, 2011 was 2.93 million, a net addition of 43,000 subscribers in the current quarter, which included growth in subscribers as part of the Accountant-General agreement. Intensifying competition among the companies in connection with the cancellation of the exit fees have eased the process of switching operators and increased the churn rate.

ARPU in the third quarter was NIS 105, compared with NIS 107 in the sequential quarter and NIS 113 in the corresponding quarter last year (after adjustment for the reduced mobile termination fees). Intensified competition resulted in price erosion in the average monthly bill per subscriber.

Average MOU increased by 28 minutes and reached 375 minutes in the third quarter, compared with 347 minutes in the corresponding quarter, as a result of the transition to multi-minute and SMS packages among other factors.

Pelephone	Q3 2011	Q3 2010	Change
	(NIS millions)
Total revenues	1,421	1,442	(1.5)%
Service revenues	914	1,159	(21.1)%
Equipment revenues	507	283	79.2%
Operating profit	342	356	(3.9)%
EBITDA	481	505	(4.8)%
EBITDA margin	33.8%	35.0%
Net profit	263	239	10.0%
Cash flows from operating activities	168	400	(58.0)%
Capex payments, net 1	71	99	(28.3)%
Free cash flow 2	97	301	(67.8)%
Total subscribers (end of period, in thousands) 3	2,933	2,825	3.8%
HSPA subscribers (end of period, in thousands)	1,757	1,160	51.5%
Average revenue per user (ARPU, NIS) 4	105	113	(7.1)%
Average monthly minutes of use per subscriber (MOU) 5	375	347	8.1%
VAS revenues as % of total cellular service revenues 6	36.3%	24.5%
Churn rate (%) 7	5.0%	3.5%

1 Capex data reflects payments related to capex and are based on the cash flow statements.

2 Free cash flow is defined as cash flows from operating activities less net capex payments.

3 Subscriber data excludes inactive subscribers connected to Pelephone’s services for six months or more. An inactive subscriber is one who in the past six months has not received or made at least one call or who has not paid for Pelephone’s services.

4 Average monthly revenue per subscriber is calculated by dividing total revenue from cellular services (airtime, usage fees, call completion fees, roaming services, value added services and sundry), repair services and warranty in the period by average active subscribers in the same month. In light of the decrease in mobile termination rates as of 1.1.11, Q3 2010 ARPU data is presented based on reduced mobile termination rates in order to compare to 2011. For 2010 unadjusted ARPU data, see section 1.5.4B of the 2010 Periodic Report.

5 Average monthly use per subscriber (in minutes) is calculated according to a monthly average of total outgoing and incoming minutes in the period, divided by the average total number of active subscribers in the same period.

6 Based on interconnect fees in effect during each period.

7 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company’s services and subscribers who have become inactive during the period, out of the total number of average active subscribers during the period.

Bezeq International Results

•	Revenues in the third quarter of 2011 amounted to NIS 351 million, an increase of 1.0% compared with the corresponding quarter in 2010.

•	Impressive growth experienced in the company's Internet services and information, communications and technological solutions (ICT).

•	Submarine cable in the Mediterranean Sea from Israel to Italy is scheduled to start operation during the first quarter of 2012.

Itzik Benbenisti, CEO of Bezeq International: "In the third quarter we successfully completed the undersea phase of the communications cable deployment from Israel to Europe. This reflects a significant upgrade of Israel's international infrastructure and will soon benefit Israel's Internet customers. We continued to strengthen our Internet customer base, tripling the number of high-speed surfers within a year. Concurrently, we have grown in the area of IT solutions for businesses as well as consolidated our status as a leading provider of cloud computing services."

Bezeq International's successes are reflected in an increase in revenues from Internet services together with expansion in ICT solutions. Revenues amounted to NIS 351 million in the third quarter of 2011, an increase of 1.0% compared with the corresponding quarter, and stemmed from the company's success in leveraging Internet services over a separate network infrastructure “the Private NGN”.  Bezeq International achieved steady growth in its customer base particularly in the area of ICT solutions for businesses including cloud computing and outsourcing. This growth in the company's revenues has come despite the ongoing decline in the call transfer market (hubbing) among communications carriers around the world.

Operating profit amounted to NIS 61 million in the third quarter of 2011, a decrease of 11.8% compared with the corresponding quarter of 2010.  EBITDA for the third quarter was NIS 89 million (25.5% EBITDA margin), a decrease of 4.0% compared with the corresponding quarter of 2010 (26.8% EBITDA margin). The decrease in these profitability indices was due to the recording of NIS 5 million in income from the sale of Bezeq International's holdings in Walla to Bezeq in the corresponding quarter.

During the third quarter, the company advanced another stage in the flagship project it is leading for the deployment of a submarine communications cable from Israel to Europe, by completing the undersea Israel to Italy stage. Bezeq International's investments in the project are reflected in an increase in investments and a decrease in free cash flow. Since the beginning of the year, the investment in fixed assets and other assets (CAPEX) amounted to NIS 205 million compared with NIS 92 million in the corresponding period a year ago.

Bezeq International	Q3 2011	Q3 2010	Change
	(NIS millions)
Revenues	351	347	1.0%
Operating profit	61	70	(11.8)%
EBITDA	89	93	(4.0)%
EBITDA margin	25.5%	26.8%
Net profit	46	53	(14.0)%
Cash flows from operating activities	57	75	(23.2)%
Capex payments, net 1	92	30	206.1%
Free cash flow 2	(34)	45

1 Capex data reflects payments related to capex and are based on the cash flow statements.

2 Free cash flow is defined as cash flows from operating activities less net capex payments.

yes Results

•	Revenues in the third quarter of 2011 increased by 2.6% to NIS 405 million, mainly due to expansion of advanced services as well as an increase in the number of subscribers.

•	The number of subscribers increased by 1.7% in the third quarter of 2011 compared with the third quarter of 2010, and reached 585,000 – an increase of 4,000 sequentially.

Ron Eilon, CEO of yes: "The multi-channel television market has faced many challenges in the past year as a result of changes such as technological developments, new regulation and global trends. The company is proving time after time that it can face up to these challenges, delivering advanced new services and value to our growing customer base."

Revenues for the third quarter of 2011 increased by 2.6% to NIS 405 million compared with the third quarter of 2010. The increase stemmed mainly from the increase in sales of advanced services, such as yesMaxTotal and VOD, as well as the increase in the number of subscribers.

Operating profit in the third quarter decreased by 11.7% versus the year ago quarter to NIS 63 million, and EBITDA declined by 1.5% to NIS 137 million, representing a 33.9% EBITDA margin versus 35.3% in the third quarter of 2010.  Net loss decreased by 3.1% to NIS 76 million.

Profit before finance expenses to shareholders and taxes in the third quarter amounted to NIS 21 million, compared with a profit of NIS 18 million in the third quarter of 2010.

Cash flow from operating activities since the beginning of the year increased by 9.6% compared with the corresponding period last year, and reached NIS 394 million, while free cash flows increased by 11.2% year-to-date to NIS 191 million.

The subscriber base of yes increased by 1.7% in the third quarter compared to the year ago quarter, reaching 585,000 at September 30, 2011, representing an increase of 10,000 compared to the third quarter of 2010.

The growth trend in ARPU is continuing, showing an increase of 1.3% to NIS 232 in the third quarter of 2011 compared with the third quarter of 2010.

yes	Q3 2011	Q3 2010	Change
	(NIS millions)
Revenues	405	395	2.6%
Operating profit	63	72	(11.7)%
EBITDA	137	140	(1.5)%
EBITDA margin	33.9%	35.3%
Net loss	(76)	(78)
Cash flows from operating activities	134	126	6.4%
Capex payments, net 1	67	64	5.5%
Free cash flow 2	67	62	7.3%
Number of subscribers (end of period, in thousands) 3	585	575	1.7%
Average revenue per user (ARPU, NIS) 4	232	229	1.3%

1 Including subscriber acquisition costs. Capex data reflects payments related to capex and are based on the cash flow statements.

2 Free cash flow is defined as cash flows from operating activities less net capex payments.

3 Subscriber – one household or small business customer. For a business customer with numerous intake points or decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

4 ARPU includes total yes revenues (content and equipment, premium channels, technical services, advanced services, one-time sales of content, revenue from channels, internet and others) divided by average subscribers for the period.

2011 Outlook

The Bezeq Group projects that despite the decrease in Bezeq Group revenues resulting from the reduction of mobile termination rates, 2011 net profit and EBITDA are expected to be similar to 2010 levels, before the impact of a NIS 281.5 million provision for employee retirement which was recorded in the first quarter of 2011, and a NIS 120 million expense resulting from the new employee stock option plan which will be recorded during 2011.

The Bezeq Group continues to invest in its Next Generation Network (NGN) and expects to expand its coverage to reach close to 85% of Israeli households by the end of 2011. Gross capital expenditures in 2011 are projected to be 15% higher than in 2010, primarily due to an increase in investments in infrastructure by the Bezeq Group companies. The Bezeq Group is considering the possibility of purchasing real estate that would serve as the Group's headquarters, replacing leased properties. If the Group decides in 2011 on this alternative, its gross capital expenditures would increase by an additional 5% to 10%.

Conference Call & Web Cast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman and Mr. Alan Gelman, Bezeq Chief Financial Officer and Deputy CEO, on Thursday, November 10, 2011, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0609
Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, November 16, 2011. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5900
Israel Phone Number: 03-925-5900

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this presentation is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the presentation is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously.  No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Revenues	8,723	8,929	2,917	3,033	11,987

Costs and expenses
Depreciation and amortization	1,040	1,041	357	350	1,409
Salaries	1,612	1,486	540	492	2,024
General and operating expenses	3,445	3,713	1,182	1,271	5,026
Other operating expenses (income), net	82	(154)	(106)	(59)	(216)
	6,179	6,086	1,973	2,054	8,243

Operating profit	2,544	2,843	944	979	3,744
Financing (income) expenses
Financing expense	445	287	186	150	391
Financing income	(277)	(200)	(100)	(76)	(282)
Financing expenses, net	168	87	86	74	109

Profit after financing expenses, net	2,376	2,756	858	905	3,635
Share in losses of equity-accounted investees	203	180	66	71	261
Profit before income tax	2,173	2,576	792	834	3,374
Income tax	633	708	243	246	932
Profit for the period	1,540	1,868	549	588	2,442

Attributable to:
Owners of the Company	1,542	1,868	550	588	2,443
Non-controlling interests	(2)	- *	(1)	- *	(1)
Profit for the period	1,540	1,868	549	588	2,442

Earnings per share
Basic earnings per share (NIS)	0.57	0.70	0.20	0.22	0.91
Diluted earnings per share (NIS)	0.57	0.69	0.20	0.22	0.90

* Less than NIS 500,000

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

	September 30, 2011	September 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Assets
Cash and cash equivalents	1,564	1,346	365
Investments, including derivatives	2,056	66	7
Trade receivables	3,008	2,737	2,701
Other receivables	229	191	227
Inventories	199	178	178
Assets classified as held for sale	12	30	29
Total current assets	7,068	4,548	3,507

Investments, including derivatives	115	134	129
Trade and other receivables	1,594	1,073	1,114
Property, plant and equipment	5,959	5,533	5,610
Intangible assets	2,237	2,221	2,248
Deferred and other expenses	268	300	292
Investment in equity-accounted investees (mainly loans)	1,031	1,111	1,084
Deferred tax assets	218	332	254
Total non-current assets	11,422	10,704	10,731

Total assets	18,490	15,252	14,238

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (Continued)

	September 30, 2011	September 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Liabilities
Debentures, loans and borrowings	776	954	949
Trade payables	919	1,086	1,061
Other payables, including derivatives	892	848	770
Current tax liabilities	432	377	267
Deferred income	52	32	33
Provisions	220	295	251
Employee benefits	467	351	269
Dividend payable	1,974	1,280	-
Total current liabilities	5,732	5,223	3,600

Debentures	4,670	1,958	1,967
Bank loans	4,168	2,815	2,801
Employee benefits	271	298	305
Other liabilities	44	44	43
Provisions	70	68	69
Deferred tax liabilities	60	88	83
Dividend payable	1,386	-	-
Total non-current liabilities	10,669	5,271	5,268

Total liabilities	16,401	10,494	8,868

Equity
Total equity attributable to equity holders of the Company	2,048	4,714	5,327
Non-controlling interests	41	44	43
Total equity	2,089	4,758	5,370

Total equity and liabilities	18,490	15,252	14,238

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cash flows from operating activities
Profit for the period	1,540	1,868	549	588	2,242
Adjustments:
Depreciation	802	823	275	277	1,114
Amortization of intangible assets	217	198	74	65	269
Amortization of deferred and other expenses	21	20	8	8	26
Profit from a controlling shareholder in an investee	-	(57)	-	-	(57)
Share in losses of equity-accounted investees	203	180	66	71	261
Financing expenses, net	232	77	113	43	113
Capital gain, net	(167)	(115)	(80)	(86)	(171)
Share-based payment	127	16	43	5	35
Income tax expenses	633	708	243	246	932
Expenses (income) for derivatives, net	(20)	(1)	(20)	-	10

Change in inventory	(33)	89	71	(4)	84
Changes in trade and other receivables	(744)	(288)	(237)	(44)	(300)
Change in trade and other payables	(137)	85	(68)	248	(21)
Change in provisions	(31)	(91)	(33)	(79)	(136)
Change in employee benefits	164	(153)	(18)	(100)	(215)

Net income tax paid	(480)	(411)	(104)	(72)	(690)
Net cash from operating activities	2,327	2,948	882	1,166	3,696

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(244)	(234)	(86)	(76)	(343)
Refund from the Ministry of Communications for frequencies	36	-	36	-	-
Proceeds from the sale of property, plant and equipment and deferred expenses	305	89	69	48	133
Purchase of financial assets held for trading	(2,857)	(110)	(2,853)	(50)	(113)
Proceeds from sale of financial assets held for trading	853	200	851	30	251
Purchase of property, plant and equipment	(1,190)	(907)	(393)	(300)	(1,279)
Proceeds from disposal of investments and long-term loans	7	12	1	8	11
Investments and long-term loans	(1)	(4)	2	(1)	(6)
Payment for derivatives	(8)	-	3	-	(2)
Business combinations less cash acquired	-	(145)	-	(115)	(145)
Interest and dividend received	19	9	7	2	9
Net cash used for investing activities	(3,080)	(1,090)	(2,363)	(454)	(1,484)

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cash flows used in financing activities
Bank loans received	2,200	2,670	600	770	2,670
Issue of debentures	3,092	-	2,692	-	-
Repayment of loans	(633)	(433)	(609)	(9)	(448)
Repayment of debentures	(825)	(687)	(68)	(65)	(697)
Short-term borrowing, net	(3)	(6)	-	(231)	(6)
Dividend paid	(1,663)	(2,453)	-	-	(3,733)
Interest paid	(232)	(192)	(39)	(17)	(237)
Proceeds from exercise of options and others	16	9	6	(9)	24
Net cash used for financing activities	1,952	(1,092)	2,852	439	(2,427)

Increase (decrease) in cash and cash equivalents	1,199	766	1,101	1,151	(215)
Cash and cash equivalents at beginning of the period	365	580	463	195	580
Cash and cash equivalents at end of period	1,564	1,346	1,564	1,346	365